Exhibit 99.5

MARC-ANTOINE LAPORTE

P.Geo., M. Sc, Senior geologist

SGS Canada Inc (Geological Service)

125 rue Fortin, Suite 100, Quebec City, Quebec, Canada G1M 3M2

CONSENT OF QUALIFIED PERSON

I, Marc-Antoine Laporte, consent to the public filing of the technical report titled “Grota do Cirilo Lithium Project Araçuaí and Itinga Regions, Minas Gerais, Brazil - Phase 3 Mineral Resource Estimate”, (the “Technical Report”) with an effective date of 30th May, 2022 by Sigma Lithium Corporation (the “Corporation”).

I also consent to any extracts from or a summary of the Technical Report in the news release of the Corporation dated June 22, 2022 (the “News Release”).

I certify that I have read the News Release filed by the Corporation and that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.

DATED this 5th day of August, 2022.

/s/ Marc-Antoine Laporte
Marc-Antoine Laporte, P.Geo., M. Sc Senior Geologist
SGS Canada Inc